SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a - 16 OR 15d - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2004

SkyePharma PLC

(Translation of registrant's name into English)

SkyePharma PLC, 105 Piccadilly, London W1J 7NJ England

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F.

Form 20-F X      Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes         No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

For Immediate Release:                                                                                                                                           30 September 2004

SkyePharma Announces Appointment of
New Non-Executive Director

LONDON & NEW YORK, 30 September 2004 -- SkyePharma PLC (LSE: SKP; Nasdaq: SKYE) is pleased to announce that the Company has appointed Alan Bray as a non-executive Director.

Ian Gowrie-Smith, SkyePharma's non-executive Chairman, said: "We welcome Alan's decision to accept our invitation to join the Board. His financial skills and long experience of advising companies will be a valuable asset to us, especially as chairman of the Company's Audit Committee."

Alan Bray, a chartered accountant, has recently retired from Deloitte & Touche LLP, where he was latterly a senior partner in the Financial Services Practice providing a wide range of professional services to retail and investment banks, insurance companies and asset management firms. He was closely involved with leading companies such as Merrill Lynch and Abbey National. He was also responsible for the Practice's risk management policies and procedures, a topic on which he has been a regular speaker at seminars for financial institutions. After becoming a partner in 1978, he was seconded to the Department of Trade & Industry between 1986 and 1988, where he advised Ministers on financial matters relating to nationalised industries and private sector companies seeking government assistance. He has also served as a member of one of the DTI's Supervisory Boards and one of its Audit Committees. Alan has extensive experience in advising medium to large businesses and also in litigation support, including acting as expert witness in several prominent cases of professional negligence. He is married with two sons.

For further information please contact:

SkyePharma PLC

+44 207 491 1777

Michael Ashton, Chief Executive Officer
Peter Laing, Director of Corporate Communications

Sandra Haughton, US Investor Relations	+1212 753 5780

Buchanan Communications

+44 207 466 5000

Tim Anderson / Mark Court

About SkyePharma
SkyePharma PLC uses its world-leading drug delivery technology to develop easier-to-use and more effective formulations of drugs. The majority of challenges faced in the formulation and delivery of drugs can be addressed by one of the Company's proprietary technologies in the areas of oral, injectable, inhaled and topical delivery, supported by advanced solubilisation capabilities. For more information, visit http://www.skyepharma.com.

Except for the historical information herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors, which are described in SkyePharma's 20-F and other documents on file with the SEC. These include without limitation risks in obtaining and maintaining regulatory approval for existing, new or expanded indications for its products, other regulatory risks, risks relating to SkyePharma's ability to manufacture pharmaceutical products on a large scale, risks that customer inventory will be greater than previously thought, risks concerning SkyePharma's ability to manage growth, SkyePharma's marketing partners' ability to market a pharmaceutical product on a large scale and manage their sales and marketing organisation and maintain or expand sales and market share for its products, risks relating to the ability to ensure regulatory compliance, risks related to the research, development and regulatory approval of new pharmaceutical products, risks related to research and development costs and capabilities, market acceptance of and continuing demand for SkyePharma's products and the impact of increased competition, risks associated with anticipated top and bottom line growth and the possibility that upside potential will not be achieved, competitive products and pricing, and risks associated with the ownership and use of intellectual property rights. SkyePharma undertakes no obligation to revise or update any such forward-looking statement to reflect events or circumstances after the date of this release.

END

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                               SkyePharma PLC

                                                                      By: /s/ Douglas Parkhill

                                                                       Name: Douglas Parkhill
                                                                         Title: Company Secretary

Date:   September 30, 2004